                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                           The Female Health Company
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                               (Name of Issuer)

                         Common Stock, $0.01 par value
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                        (Title of Class of Securities)

                                  314462 10 2
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                                (CUSIP Number)

                              Stephen M. Dearholt
        741 N. Milwaukee Street, Suite 500, Milwaukee, Wisconsin 53202
        --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 25, 1999
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

     This amendment is being filed to change the expiration date of a warrant issued on February 12, 1999 and described in Item 5 and to update Item 7.

Item 5.   Interest in Securities of the Issuer
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
                                                  Amount of Beneficial Ownership
Name of Beneficial Owner                           Shares              Percent
Stephen M. Dearholt (1)(2)                       1,487,784              12.4%

     (1) Includes options to purchase 50,000 shares (which are currently exercisable) granted pursuant to the terms of the Company's Outside Director Stock Option Plan.

     (2) Includes 248,075 shares owned directly by Mr. Dearholt and warrants to purchase 860,000 shares which are currently exercisable. Also includes the following shares which Mr. Dearholt may be deemed to beneficially own:
     69,500 shares held by the Dearholt, Inc. Profit Sharing Plan; 9,680 shares held by the Response Marketing Money Purchase Plan; 6,200 shares held in a self-directed IRA; 148,129 shares held by the Mary C. Dearholt Trust of which Mr. Dearholt, a sibling and his mother are trustees; 18,100 shares held by Mr. Dearholt's minor child; 18,100 shares held by the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling, and 60,000 shares of preferred stock held by the Mary C. Dearholt Trust that are convertible share-for-share into Issuer Common Stock. Mr. Dearholt shares the power to vote and dispose of 226,229 shares of Issuer Common Stock (including 60,000 shares of Preferred Stock convertible into Issuer Common Stock) held by the Mary C. Dearholt Trust and the James W. Dearholt Trust. Mr. Dearholt has sole power to vote and dispose of the remaining shares of Issuer Common Stock reported herein, except that North Central Trust has the sole power to vote and dispose of the 9,680 shares of Issuer Common Stock held by the Response Marketing Money Purchase Plan.

     On March 25, 1996, the Company borrowed $1,000,000 from Mr. Dearholt under a one year note payable in full March 25, 1997 with interest at 12% payable monthly. As part of this transaction, the Company issued a warrant to Mr. Dearholt which entitles him to purchase 200,000 shares of Issuer Common Stock at $3.10 per share, which represented the average trading price of Issuer Common Stock for the five trading days prior to the originally scheduled closing date for the transaction. The warrant expires upon the earlier of its exercise or 2002. The note was repaid by issuance of a new promissory note due March 25, 1998, a replacement note due March 25, 1999 and a subsequent replacement note due on March 25, 2000. The one outstanding promissory note is now payable in full on March 25, 2000 and bears interest at 12% per annum payable monthly. The note proceeds were initially used by the Company to provide working capital needed to fund the initial stages of the Company's U.S. marketing campaign and to fund operating losses. The borrowing transactions were effected in the form of a promissory note from the Company to Mr. Dearholt and related Note Purchase and Warrant Agreements and Stock Issuance Agreements. The Company has issued an additional warrant to purchase 200,000 shares of Issuer Common Stock each time a new promissory note was issued to Mr. Dearholt at exercise prices of $1.848, $2.25 and $1.16 per share, respectively, and expiration dates of March 25, 2004, 2006 and 2008, respectively. Under the only Stock Issuance Agreement currently in effect with respect to this financing and extensions thereof, if the Company fails to repay the $1,000,000 under the outstanding note when due, the Company must issue 200,000 shares of Issuer Common Stock to Mr. Dearholt. The Company also granted Mr. Dearholt certain securities registration rights for the Issuer Common Stock he receives from the Company under the warrants or the Stock

Issuance Agreement. When Mr. Dearholt agreed to extend the formerly outstanding promissory note for an additional one year term to be due and payable on March 25, 2000, the Company extended the term of certain warrants held by Mr. Dearholt which were to expire on March 25, 2001 to March 25, 2002.

     On February 12, 1999, the Company borrowed $250,000 from Mr. Dearholt under a one year note payable in full February 12, 2000 with interest at 12% payable monthly. As part of this transaction, the Company issued a warrant to Mr. Dearholt which entitles him to purchase 50,000 shares of Issuer Common Stock at $1.248 per share (the average of the last bid and ask prices as quoted through the NASDAQ Work Station II on February 12, 1999, less a discount of 20% of said average). The borrowing transaction was effected in the form of a promissory note from the Company to Mr. Dearholt and related Note Purchase and Warrant Agreement and Stock Issuance Agreement. The warrant expires upon the earlier of its exercise or February 12, 2008. Under the Stock Issuance Agreement, if the Company fails to repay the $250,000 under the note when due, the Company must issue 50,000 shares of Issuer Common Stock to Mr. Dearholt. The Company also granted Mr. Dearholt certain securities registration rights for the Issuer Common Stock he receives from the Company under the warrant or the Stock Issuance Agreement.

     Mr. Dearholt purchased, in the market, an aggregate of 10,000 shares of Issuer Common Stock on April 19, 1999, at $1.375 per share. All shares were purchased solely for investment purposes.

Item 7.   Material to be Filed as Exhibits
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Exhibit No.
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1.        Warrant to purchase shares of Issuer Common Stock issued to Stephen M.
          Dearholt dated as of November 21, 1995.*

2. Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1996.*

3. Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1997.*

4. Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1998.*

5.        Note Purchase and Warrant Agreement between the Company and Stephen M.
          Dearholt dated March 25, 1998.*

6. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1998.*

7. Warrant to purchase up to 50,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of February 12, 1999.

8.        Note Purchase and Warrant Agreement between the Company and Stephen M.
          Dearholt dated February 12, 1999.

9. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of February 12, 1999.

10. Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1999.

11. Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt dated March 25, 1999.

12. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1999.

*Previously filed with Amendment No. 1 to Schedule 13D on January 14, 1999.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/ Stephen M. Dearholt
                                      -------------------------------------
                                      Stephen M. Dearholt


                                      Dated:  May 11, 1999

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